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Your reference:
Our reference:
U.S. Securities and Exchange Commission	Direct Dial: +1 212 878 8526
100 F Street, N.E.	E-mail: Kathleen.werner@cliffordchance.com
Washington, D.C. 20549-0404
June 12, 2015

Re:                       iStar Financial Inc. Schedule TO

Ladies and Gentlemen:

On behalf of iStar Financial Inc., we enclose for filing a Schedule TO relating to an issuer offer to exchange common stock of the issuer and/or cash for equity securities previously purchased by employees of the issuer as part of an incentive compensation program in 2002.  The offer is being made to all holders of such equity securities, which group comprises approximately 35 current and former employees of iStar Financial Inc.

Thank you for your attention to this filing.  Please contact me with any questions at 212-878-8526.

Sincerely,
/s/ Kathleen L. Werner
Kathleen L. Werner